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17018451

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING June 30, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Perspectives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Tolan Way
(No. and Street)

Lafayette (City) CA (State) 94549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meredith Reilly 774 280 2381 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aKB

OATH OR AFFIRMATION

I, Richard A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Perspectives, LLC, as of August 18, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member/CEO

Title

Notary Public


SEAN TEDLOCK
Notary Public - California
Contra Costa County
Commission # 2147297
My Comm. Expires Apr 19, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Member,
Government Perspectives, LLC

We have audited the accompanying statement of financial condition of Government Perspectives, LLC as of June 30, 2017, and the related statement of income, changes in member's equity, and cash flows for the period January 1, 2016 through June 30, 2017. These financial statements are the responsibility of Government Perspectives, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Perspectives, LLC as of June 30, 2017, and the results of its operations and its cash flows for the period January 1, 2016 through June 30, 2017, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Government Perspectives, LLC's financial statements. The supplemental information is the responsibility of Government Perspectives, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Government Perspectives, LLC
Statement of Financial Condition
June 30, 2017

Assets

Cash	$	96,111
Deposit with clearing organization		499,431
Commissions receivable		56,796
Property and equipment, net		-
Prepaid expense		8,113
Total assets	$	660,451

Liabilities and Members Equity

Accounts payable and accrued expenses	$	60,855
Total liabilities		60,855

Member's equity

Member's equity		599,596
Total member's equity		599,596
Total liabilities and member's equity	$	660,451

The accompanying notes are an integral part of these financial statements.

Government Perspectives, LLC
Statement of Income
For the period January 1, 2016 through June 30, 2017

Revenues	
Commission income	$ 1,404,614
Other income	2,032
Total revenues	1,406,646
Expenses	
Commission expense	1,114,443
Professional fees	71,418
Taxes, licenses and fees, other than income taxes	13,367
Other operating expenses	75,128
Total expenses	1,274,356
Net income before income tax provision	132,290
Income tax provision	4,676
Net income	$ 127,614

The accompanying notes are an integral part of these financial statements.

Government Perspectives, LLC
Statement of Changes in Member's Equity
For the period January 1, 2016 though June 30, 2017

	Member's Equity
Balance at December 31, 2015	$ 610,178
Member's distributions	(138,196)
Net income	127,614
Balance at June 30, 2017	$ 599,596

The accompanying notes are an integral part of these financial statements.

Government Perspectives, LLC
Statement of Cash Flows
For the period January 1, 2016 through June 30, 2017

Cash flow from operating activities:		
Net income		$ 127,614
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	$ 495	
Commissions receivable	37,470	
Prepaid expense	(1,482)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	24,535	
Total adjustments		61,018
Net cash provided by operating activities		188,632
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(138,196)	
Net cash used in financing activities		(138,196)
Net increase in cash		50,436
Cash at beginning of year		45,675
Cash at end of year		$ 96,111
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 4,676	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Government Perspectives, LLC (the "Company") was organized in the State of California on July 20, 1995. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including broker or dealer retailing corporate debt securities; U.S. government securities dealer and/or broker; trading securities for own account; broker or dealer selling interest in mortgages or other receivables; and municipal securities dealer and/or broker. The Company must maintain exclusively institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions and related clearing expenses are recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events, which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Industrial and Commercial Bank of China Financial Services ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances, which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2017 was $556,228, which consists of cash and Treasury Bills maturing August 17, 2017.

The Clearing Broker acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from the Clearing Broker authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis. As such, the Company is susceptible to credit risk on accounts held with the Clearing Broker. At June 30, 2017, the aggregate carrying value of accounts held with the Clearing Broker was $556,228. Revenues generated from the Clearing Broker for the eighteen month period ended June 30, 2017, were $1,404,614.

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and equipment	$ 10,550	5
Total cost of property and equipment	10,550	
Less: accumulated depreciation	(10,550)	
Property and equipment, net	$ 0	

There was no depreciation expense for eighteen month period ended 6/30/17.

Note 4: INCOME TAXES

The Company files tax returns in multiple states and is subject to different taxing authorities. For the period ended June 30, 2017, the Company recorded a total income tax provision of $4,676 for California and New Jersey taxes.

Note 5: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Deposit at clearing firm	$ 499,931	$ 499,931	$ -	$ -
Total	$ 499,931	$ 499,931	$ -	$ -

Liabilities	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 6: RELATED PARTY TRANSACTIONS

The Company is provided a small amount office space in the home of its sole member at no cost to the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At no time during the eighteen month period ended June 30, 2017, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2017, the Company had net capital of $591,483 which was $491,483 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($60,855) to net capital was 0.1 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $0 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$591,483
Adjustments:		
Member equity	$0	
Non-allowable assets	$0	
Total adjustments		0
Net capital per audited statements		$591,483

See accompanying independent auditor report.

Government Perspectives, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2017

Computation of net capital		
Member's equity	$ 599,596	
Total stockholder's equity		$ 599,596
Less: Non-allowable assets		
Property and equipment, net	-	
Prepaid expense	(8,113)	
Total non-allowable assets		(8,113)
Net Capital		591,483
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 4,057	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 491,483
Aggregate Indebtedness		$60,855
Ratio of aggregate indebtedness to net capital	0.1 : 1	

See accompanying independent auditor's report

Government Perspectives, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of June 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See accompanying independent auditor's report.

Government Perspectives, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the period January 1, 2016 through June 30, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Government Perspectives, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Government Perspectives, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Government Perspectives, LLC stated that Government Perspectives, LLC met the identified exemption provisions throughout the period January 1, 2016 through June 30, 2017 without exception. Government Perspectives, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Government Perspectives, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 23, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE



Government Perspectives, LLC

Assertions Regarding Exemption Provisions

We, as members of management of Government Perspectives, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for eighteen month period ended 6/30/17.

Government Perspectives

By:



Richard Williams, Member/Principal

8/23/17

20 Tolan Way • Lafayette, CA 94549 • (925) 283-2456 • Fax (925) 385-0660

**Government Perspectives, LLC Report
on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e) 4
For the period January 1, 2016 through June 30, 2017**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

The Member,
Government Perspectives, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Government Perspectives, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Government Perspectives, LLC (the "Company") for the period January 1, 2016 through June 30, 2017, solely to assist you and SIPC in evaluating Government Perspectives, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period January 1, 2016 through June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the period January 1, 2016 through June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 23, 2017

Government Perspectives, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Eighteen Month Period Ended June 30, 2017

		Amount
Total assessment	$	2,813
SIPC-6 general assessment Payment made on 7/20/2016		(1,376)
SIPC-7 general assessment Payment made on 2/02/2017		(1,014)
SIPC-7B general assessment Payment made on 7/25/2017		(423)
Total assessment balance **(overpayment carried forward)**	$	-